UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 11 , 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
Further update to the tragic seismic incident at Sibanye-Stillwater’s Driefontein operations
Johannesburg, 11 May 2018. Further to the announcement on 7 May 2018, regarding the tragic seismic incident at the Masakhane mine, Driefontein operations,
Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to report that one of the six employees who was hospitalised due the incident, has been discharged and is in good health. The other five rescued employees remain in a stable condition and are making good progress. The Company will continue to ensure that these employees receive appropriate medical attention and ongoing support and counselling.
Sibanye-Stillwater management has been focused over the course of the past week on ensuring the wellbeing and providing support to the families, friends and colleagues of the deceased and injured employees. A well-attended memorial service involving the Minister of Mineral Resources, the Sibanye-Stillwater
Board, management and union leaders was held at Driefontein yesterday, with funeral and remembrance services for the deceased employees, scheduled for the coming weekend.
Sibanye-Stillwater management will be conducting a thorough investigation across the entire Masakhane mine, in order to assess the impact on the operations, of the numerous seismic events that occurred during the last week.

The underground inspection is expected to take approximately one week, and operations at the Masakhane mine will remain suspended during this period.
Production from the rest of the mines making up the Driefontein operations will continue as normal.
Planned gold production from the Driefontein operations is approximately 50kg of gold per day, with the Masakhane mine comprising approximately 20% or 11kg
(354oz) per day. Since the incident occurred on Thursday 3 May 2018, approximately 230kg (7,395oz) of planned gold production is estimated to have been lost. In 2017 Sibanye-Stillwater’s SA Gold operations produced 43,634kg
(1.4 million oz) of gold.

Background on the incident:
A seismic event (recording a local magnitude of 2.5) occurred on the western side of the Driefontein operations at approximately 12:15 on Thursday, 3 May 2018.
Immediately after the location (epicentre) of this seismic event was identified by Sibanye-Stillwater’s extensive underground seismic monitoring systems, the teams working in the western side were contacted to ascertain if there had been any related safety concerns. One of the teams did not respond on the first call, and a rescue process was immediately triggered. An emergency control room was established and paramedics and mine rescue teams deployed to the mine.
The unaccounted for team subsequently responded and it was established that the installed support and other safety systems in the area had prevented significant damage, and as a result, there were no injuries or safety issues resulting from the seismic event.
A mine rescue team had already been deployed and was making its way underground, when an unrelated second seismic event (recording a local magnitude of 2.2) occurred at about 13:20, on the eastern side of the Masakhane mine approximately 2.5km away from the first event.
Although of a lower magnitude than the first event, the second seismic event caused a working stope (40 level,-27 East, 7 West panel), which was close to the epicentre of the seismic event to be inundated with loose rocks, trapping
13 employees working in the stope. No other stopes in the mine were affected and all remaining employees at Driefontein were safely evacuated from the underground operations.
Shortly after the incident, rescue efforts began in earnest. All relevant stakeholders including the DMR and unions were alerted about the incident and once the missing employees had been identified, efforts to contact their families were made. The families were offered transport to the mine, where they received regular updates on the rescue mission, and support, trauma counselling and medical care.
Specially trained rescue teams from Mine Rescue Services, supported by Sibanye-
Stillwater employees and guided by management in the emergency control room, worked relentlessly in extremely challenging conditions, for more than 40 hours to rescue and recover the missing employees, with the last employee being recovered at about 07:30 on Saturday 5 May 2018. The fact that there were no further injuries despite the trying conditions, is testament to the training and commitment of these teams. We would like to thank all of the Mine Rescue
Services brigadesmen from across the SA Mining industry, who volunteered for this essential service. A special note of appreciation goes to our own employees who volunteered and worked non-stop through the entire rescue period alongside the Mine Rescue Services brigadesmen. You are all true heroes.
Blasting operations were suspended across the Driefontein operations following the seismic event. Blasting operations subsequently resumed at the unaffected
Driefontein mines on Saturday, 5 May 2018.

Ends.
Investor relations contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities
Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”,
“potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause
Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-
Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 11, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer